SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549


SCHEDULE 13G
Under the Securities Exchange Act of 1934

Amendment #1

Name of
Issuer:  KROGER CO.
         ____________________________________________________________________

Title of Class
of Securities:  Common Stock

CUSIP Number:   501044101


 1)  NAME OF I.R.S. IDENTIFICATION NO. OF REPORTING PERSON

     The Prudential Insurance Company of America    22-1211670

 2)  MEMBER OF A GROUP:  (a)  N/A
                         (b)  N/A

 3)  SEC USE ONLY:




 4)  PLACE OF ORGANIZATION:  A mutual insurance company organized under the laws of the State of New Jersey

NUMBERS OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH:

 5)  Sole Voting Power:                  0    See Exhibit A
 6)  Shared Voting Power:                0    See Exhibit A
 7)  Sole Dispositive Power:             0    See Exhibit A
 8)  Shared Dispositive Power:           0    See Exhibit A

 9)  AGGREGATE AMOUNT BENEFICIALLY OWNED:  Not Applicable

10)  AGGREGATE AMOUNT IN ROW (9) EXCLUDES SHARES:  N/A

11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):  Not Applicable

12)  TYPE OF REPORTING PERSON:  BD, IC, IA

ITEM 1(a).  NAME OF ISSUER:

            KROGER CO.

ITEM 1(b).  ADDRESS OF ISSUER'S EXECUTIVE OFFICES:

            1014 Vine Street
            Cincinatti, OH  45202

ITEM 2(a).  NAME OF PERSON FILING:

            The Prudential Insurance Company of America

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

            Prudential Plaza
            Newark, New Jersey  07102-3777

ITEM 2(c).  CITIZENSHIP:

            A mutual insurance company organized under the laws of the State of New Jersey

ITEM 2(d).  TITLE OF CLASS SECURITIES:

            Common Stock

ITEM 2(e).  CUSIP NUMBER:

            501044101

ITEM 3. The Person filing this statement is an Insurance Company as defined in Section 3(a)(19) of the Securities Exchange Act of 1934, a Broker-Dealer registered under Section 15 of that Act and an Investment Adviser registered under
            Section 203 of the Investment Advisers Act of 1940.

ITEM 4.     OWNERSHIP:

            (a) Number of Shares
                Benefically Owned:                      Not Applicable

            (b) Percent of Class:          Not Applicable

                                                   Number
            (c) Powers                          Of Shares
                ---------------------           ---------
                Sole power to vote or                   0   See Exhibit A
                to direct the vote

                Shared power to vote or                 0   See Exhibit A
                to direct the vote

                Sole power to dispose or                0   See Exhibit A
                to direct disposition

                Shared power to dispose                 0   See Exhibit A
                or to direct disposition


ITEM 5.     OWNERSHIP OF 5% OR LESS OF A CLASS:

            Prudential was not the owner of more than 5% of the outstanding Common Stock of this issuer on December 31, 1993, as was reported on Schedule 13G filed on February 10, 1994. The incorrect report was due to a mathematical miscalculation.

ITEM 6.     OWNERSHIP OF MORE THAN 5% ON BEHALF OF ANOTHER PERSON:

            Not Applicable

ITEM 7.     IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
            WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
            ULTIMATE PARENT COMPANY:

            Not Applicable

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

            Not Applicable

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP:

            Not Applicable

ITEM 10.    CERTIFICATION:

            By signing below, The Prudential Insurance Company of America certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were note acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

            The filing of this statement should not be construed as an admission that Prudential is or was for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any registered equity securities of the issuer.



                                   SIGNATURE

                 After reasonable inquiry and to the best of its knowledge and belief, The Prudential Insurance Company of America certifies that the information set forth in this statement is true, complete and correct.


             THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

             By:  Mary L. Cavanaugh
                  Vice President and Investment Couns

             Date:   March 7, 1994

             As of:  February 28, 1994


                                   Exhibit A
                                   ---------

ITEM 6.     OWNERSHIP OF MORE THAN 5% ON BEHALF OF ANOTHER PERSON:
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